400 South Hope Street
BEIJING BRUSSELS	Los Angeles, California 90071-2899	SAN FRANCISCO SHANGHAI
CENTURY CITY	TELEPHONE (213) 430-6000	SILICON VALLEY
HONG KONG	FACSIMILE (213) 430-6407	SINGAPORE
LONDON	www.omm.com	TOKYO
NEWPORT BEACH		WASHINGTON, D.C.
NEW YORK

OUR FILE NUMBER
018,963-001

WRITER’S DIRECT DIAL
(213) 430-6100

October 15, 2009	WRITER’S E-MAIL ADDRESS
jpmotley@omm.com
VIA EDGAR
Mr. Perry Hindin
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Ambassadors International, Inc.
Schedule TO Dated September 25, 2009
File No. 005-44561

Dear Mr. Hindin:
     On behalf of Ambassadors International, Inc. (the “Company”), this letter is submitted in response to oral comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on October 6, 2009 regarding the Company’s filing referenced above. For your convenience, the Company’s responses are prefaced by a summary of the Staff’s corresponding comment in italicized text.
Schedule TO
General
1.	Please provide an analysis of the Company’s compliance with the requirement of Rule 13e-4 that the exchange offer remain open until the expiration of at least twenty business days from its commencement.

Response: The Company’s Schedule TO was accepted by EDGAR at 18:59:12 on Friday, September 25, 2009. Pursuant to Rule 13e-4(a)(4), the “commencement” of a tender offer means 12:01 am on the date that the issuer or affiliate has first published, sent or given the means to tender to security holders. As provided to you under separate cover, Globic Advisors, the information agent of the offer described in the Schedule TO, has certified that

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Mr. Perry Hindin, October 15, 2009 — Page 2
it provided the offering materials electronically and by courier to The Depository Trust Company (“DTC”) on September 25, 2009 and copies of all materials were distributed as per each of the DTC’s Participant’s instructions. As described in the Schedule TO, the exchange offer will close at midnight, New York City time, on Friday, October 23, 2009, unless extended by the Company. Therefore, the exchange offer commenced on September 25, 2009 and will be open for twenty (20) business days (excluding Monday, October 12, 2009, which is Columbus Day).

The Company is also likely to extend the expiration date for the exchange offer in order to respond to any comments it may receive in connection with the Staff’s concurrent review of the Company’s preliminary proxy statement on Schedule 14A, filed with the SEC on September 28, 2009, and to provide sufficient notice of the meeting to its stockholders. The Company will include any announcement of the extension of the expiration date in an amendment to the Schedule TO.

2.	We note the Company’s disclosure in the second paragraph from the bottom on page i, under the caption “Important Notice”, that the Company will not make an offer or accept any tendered notes in any jurisdiction where the tender offer or acceptance of shares would not be in compliance with that jurisdiction’s applicable law. Please clarify, if true, that you are referring to a U.S. state and not a non-US jurisdiction. If not, please advise us as to how you are complying with the all-holders provision in Rule 13e-4(f)(8)(i) as we view Rule 13e-4(f)(9)(ii) permitting exclusion of only those holders residing in a U.S. state where the issuer is prohibited from making the tender offer pursuant to applicable law.

Response: The Company advises the Staff that it is referring to a U.S. state and not a non-US jurisdiction in its disclosure. The Company will file an amendment to the Schedule TO, which clarifies this point. The Schedule TO will be amended as follows:
o	The first sentence of the second paragraph from the bottom on page i, under the caption “Important Notice,” will be amended by replacing the phrase “any jurisdiction” with “any U.S. state.”

o	The second sentence of the second paragraph from the bottom on page i, under the caption “Important Notice,” will be amended by replacing the phrase “such jurisdiction” with “such U.S. state.”

o	The first paragraph of the section under the caption “Miscellaneous” on page 88 will be amended and restated as follows:
     “We are making the Exchange Offer to all Holders of outstanding Existing Notes. We are not aware of any U.S. state in which the making of the Exchange Offer is not in compliance with applicable law. If we become aware of any U.S. state in which the making of the Exchange Offer would not be in compliance with applicable law, we will make a good faith effort without incurring

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Mr. Perry Hindin, October 15, 2009 — Page 3
any significant expense to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Exchange Offer will not be made to, nor will tenders of Existing Notes be accepted from, or on behalf of, the Holders of Existing Notes residing in that state, subject to our obligations to comply with applicable SEC regulations. The Exchange Offer will not be made in any U.S. state where the securities, blue sky or other laws require the Exchange Offer to be made by a licensed broker or dealer.
o	The second paragraph of the section under the caption “Miscellaneous” on page 88 will be deleted in its entirety.
The Company intends to file the amendment to the Schedule TO once it has decided whether it will extend the expiration date of the exchange offer. In addition to the changes described above, the amendment to the Schedule TO may also include identification of the three director nominees selected by the note holders who entered into Support Agreements with the Company and the filing of the form of indenture governing the New Notes (as defined below).

3.	Please provide an analysis of the application of Rule 13e-3 to the exchange offer described in the Schedule TO.

Response: The Company is offering to exchange its outstanding 3.75% Convertible Senior Notes due 2027 (the “Existing Notes”) for shares of common stock and new 10% Senior Secured Notes due 2012, which include Subsidiary Guarantees (the “New Notes”), described in the Offer to Exchange and Consent Solicitation. The New Notes and the Subsidiary Guarantees will initially be secured by first-priority liens on substantially all of the Company’s and the Subsidiary Guarantors’ present and future assets, except for certain assets described in the Offer to Exchange and Consent Solicitation.

A Rule 13e-3 transaction is any transaction, or series of transactions, involving one or more of the transactions described in Rule 13e-3(a)(3)(i) that has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the following effects:
o	Causing a class of equity securities of the issuer which is subject to Section 12(g) or 15(d) of the Exchange Act to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6, or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6 or suspension under Rule 12h-3 or Section 15(d); or

o	Causing the delisting of a class of equity securities of the issuer.
The Existing Notes were initially issued by the Company in exempt transactions. The subsequent sales by noteholders of the Existing Notes and the shares of common stock

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Mr. Perry Hindin, October 15, 2009 — Page 4
issuable upon conversion of the Existing Notes were registered on Form S-3 (File No. 333-144999), filed with the SEC on July 31, 2007 and declared effective on October 2, 2007. The Existing Notes were neither voluntarily registered as a class of securities pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”) nor required to be registered under Section 12(g). The Existing Notes are not and have never been listed on a national securities exchange or registered as a class of securities pursuant to Section 12(b) of the Exchange Act.

As a result of the registration on Form S-3 of the subsequent sales by noteholders of the Existing Notes and the underlying shares of common stock, the Company incurred a Section 15(d) reporting obligation. The Company’s reporting obligation with regard to the Existing Notes was suspended pursuant to Section 15(d) following the filing of the annual report on Form 10-K for the fiscal year ended December 31, 2007, as there have never been more than 300 holders of the Existing Notes. Therefore, there is no current Section 15(d) reporting obligation with regard to the Existing Notes.

As the Existing Notes were never registered or required to be registered under Section 12(b) or Section 12(g) and there is no Section 15(d) reporting obligation with regard to the Existing Notes:
o	the Existing Notes are not a class of securities of the Company that is subject to Section 12(g) or 15(d) of the Exchange Act;

o	the exchange offer by the Company for the Existing Notes does not have a reasonable likelihood or a purpose of causing, either directly or indirectly, a class of equity securities of the Company to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6, or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6 or suspension under Rule 12h-3 or Section 15(d); and

o	the exchange offer by the Company for the Existing Notes will not cause any class of securities of the Company to cease to be listed on a national securities exchange or quoted on an inter-dealer quotation system of any registered national securities association.
As such, the exchange offer by the Company for the Existing Notes is not a transaction that has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii). Accordingly, it is the Company’s view that Exchange Act Rule 13e-3 does not apply to the exchange offer by the Company for the Existing Notes.

The Company does have a class of equity securities, common stock $.01 par value, registered pursuant to Section 12(b) of the Exchange Act. The reporting obligations with respect to this class of equity securities are unaffected by the exchange offer and will continue after the exchange offer.

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Mr. Perry Hindin, October 15, 2009 — Page 5
* * *
     The Company has authorized us to advise the Staff that it hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Mr. Perry Hindin, October 15, 2009 — Page 6
     We appreciate the Staff’s comments and request the Staff contact Dave Johnson at (310) 246-6816 or me at (213) 430-6100 with any questions or comments regarding this letter.
Sincerely,
/s/ John-Paul Motley
John-Paul Motley
of O’MELVENY & MYERS LLP

cc:	Arthur A. Rodney
Mark T. Detillion
David J. Johnson, Jr., O’Melveny & Myers LLP
Robert T. Plesnarski, O’Melveny & Myers LLP